EXHIBIT 23.1

The Board of Directors
Princeton National Bancorp, Inc.
We consent to the incorporation by reference in this registration statement on Form S-8 of Princeton National Bancorp, Inc. of our report dated March 17, 2008, on our audit of the consolidated balance sheet of Princeton National Bancorp, Inc. and subsidiary as of December 31, 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year-ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of Princeton National Bancorp, Inc.
Decatur, Illinois
August 29, 2008

225 N. Water Street, Suite 400 P.O. Box 1580 Decatur, IL 62525-1580 217.429.2411 Fax 217.429.6109
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